To announce the record date for dividend distribution

Date of events: 2014/06/24

Contents:

1. Date of the resolution by the board of directors or shareholders' meeting or decision by the Company: 2014/06/24

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution: With cash dividend NT$2.3881 per share and cash distribution from capital surplus NT$ 2.1370 per share, the total distribution is NT$ 4.5251 per share in cash.

4.	Ex-rights (ex-dividend) trading date: 2014/07/17

5.	Last date before book closure: 2014/07/18

6.	Book closure starting date: 2014/07/19

7.	Book closure ending date: 2014/07/23

8.	Ex-rights (ex-dividend) record date: 2014/07/23

9.	Any other matters that need to be specified: The payment date of the cash distribution is

August 27, 2014.